Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the “Annual Report”) of Quipt Home Medical Corp. (“the Company”) of our report dated January 26, 2022 relating to the Company’s audited annual consolidated financial statements for the years ended September 30, 2021 and 2020, incorporated by reference in the Annual Report which is filed as an exhibit to the Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-260363), Form S-8 (No. 333-257866), and Form S-8 (No. 333-257940) of Quipt Home Medical Corp. of our report dated January 26, 2022 referred to above and to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 of Quipt Home Medical Corp.’s Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

Chartered Professional Accountants
Toronto, Ontario, Canada
January 26, 2022